ALSTON&BIRD LLP

TO:	Kevin Rupert Brian Morris Joseph Pforte Dominic Minore

FROM:	Margaret A. Sheehan

DATE:	December 3, 2008

RE:	National Retail Fund II 1933 Act File No. 333-150170 1940 Act File No. 811-22198 National Retail Fund III 1933 Act File No. 333-150171 1940 Act File No. 811-22199 (collectively, the “Funds”)

This memorandum is provided in response to my conversation with you on November 24, 2008 and supplements our memoranda dated September 19, 2008, October 9, 2008, October 22, 2008 and November 11, 2008.

1.

The last half of the first sentence in the second paragraph under Section 1.b of our November 11, 2008 memorandum (referencing the Valuation Procedures) has been deleted, to reflect that the Funds will gather credit information on delinquent notes on a periodic basis, regardless of the broader credit markets.  We have revised the prospectus disclosure to reflect this change.  Please see the prospectus section, “Valuation.”

2.

We have revised the prospectus to provide more detailed information on the factors affecting the valuation methodology. Further, the prospectus language also reflects that the Funds’ fair value process is tied to a determination of a current sales price for the security.  Please see the prospectus section, “Valuation.”

3.

We have revised the prospectus to reflect that the Funds will disclose in their filings the number of delinquent or defaulted notes, the valuation of the notes under their current status, their par value, the valuation of the notes if the notes were not delinquent or defaulted, and the negative impact on net asset value due to the delinquent status of the notes.  Please see the last paragraph of the prospectus section, “Valuation.”

4.

We have revised the prospectus to indicate that, in determining fair value of the notes, the Funds will consider the discounted cash flow methodology applied on a per loan basis and will also take into consideration the value of the notes if they were sold as part of a larger portfolio in the secondary market. Please see the prospectus section, “Valuation.”

We note in this regard that there is typically a robust secondary market for all types of consumer receivables including consumer notes. Some examples of loan sales and purchases in the secondary market include:

a.

Silar Advisors currently has an active $100MM investment fund that is dedicated to purchasing consumer and small business loans from loan originators. See attached link: http://ondeckcapital.com/AUL/data/3/Press_Releases/136.On%20Deck%20-Silar%20Release%20-%20June%2018,%202008.pdf

b.

FOLIOfn currently has an active secondary trading platform on which loan purchasers can trade whole loans individually. See:https://www.lendingclub.com/foliofn/aboutTrading.action

c.

Keefe, Bruyette & Woods is an intermediary investment bank that manages a secondary market for portfolio loan sales. The attached link shows some of its deal volume between 2004 and 2008: http://www.kbw.com/loan_portfolio/loan_portfolio_sales/LPSG_Transactions.pdf

d.

CompuCredit purchased a sizeable loan portfolio in Q1:2007. Attached is a press release: http://investor.compucredit.com/phoenix.zhtml?c=115652&p=irol-newsArticle&ID=958073&highlight

e.

This 2002 Celent Study (http://www.celent.com/PressReleases/20021119/DebtExchange.htm) shows some historical data on the level of activity within the secondary trading marketplace for loans and includes projections of the market’s growth.

5.

We have revised the language in the Valuation Procedures regarding the Funds’ liquidity threshold to reflect that the Funds will always hold a minimum of 2% of their respective assets in cash or cash equivalents.   A copy of the revised Valuation Procedures is attached as Attachment A to this memorandum.

6.

We have revised the Funds’ fee tables to reflect a 1% servicing fee. This fee is based on a discussion with the Funds’ first Loan Originator, and reflects the actual servicing fee that loan originator will charge the Funds.  The amount will be replaced by the actual amount of service fees incurred by each Fund after the Funds’ initial year of operation. Please see the prospectus section, “Summary of Fund Expenses – Footnote 3.”

7.

We have revised the prospectus to include a representation that the fee table includes all fees and costs, direct and indirect, as it relates to an investment in the Funds.  Please see the first paragraph of the prospectus section, “Summary of Fund Expenses.”

8.

We have revised the prospectus to reflect that the collection expenses are contingency based.  A Fund will not incur a collection fee with respect to a note if the collection efforts are not successful.. Please see the prospectus section, “Summary of Fund Expenses - Footnote 2” and “Principal Securities – Consumer Notes.”

9.

We have revised the prospectus to reflect that third party collection agencies will not be affiliated with the Funds.  Please see the prospectus section, “Summary of Fund Expenses - Footnote 2” and “Principal Securities – Consumer Notes.”

10.

The Funds’ Fair Value Committee will consist of a member of the Audit Committee of the Board of Trustees, a representative of the Funds’ investment adviser, and the Treasurer of the Fund. The Fair Value Committee will consult with the Funds’ valuation firm as well as the Funds’ Administrator, Gemini Fund Services, LLC, which will be computing net asset value on a daily basis. The responsibility of the Treasurer and representative of the fund’s investment adviser will be to work directly with the valuation firm on an ongoing basis to review assumptions regarding risk premiums and review credit performance of the note portfolio of each Fund. The Fair Value Committee’s role will be to review, on a monthly basis, all reports generated by the Fund’s valuation firm (e.g. expected versus actual portfolio cash flow reports, delinquency and default reports) and will have the authority to oversee any changes in loan level valuation assumptions. No single member of the Fair Value Committee will have the authority to implement loan level valuation assumptions unless the member obtains the approval and consent from one of the other two members of the Committee. The members of the Fair Value Committee will not have the authority to change the valuation procedures without the consent of the Board of Trustees. The Fair Value Committee will make presentations to the Board of Trustees on a quarterly basis to review performance of the portfolio and to discuss and loan level valuation assumptions. It will be the responsibility of the Fair Value Committee to determine whether changes need to be made to the Valuation Procedures or a Fund’s net asset value.  In this event, the Fair Value Committee will not be authorized to make any such changes unless and until it has obtained the approval of the Board of Trustees.  Please see the statement of additional information (SAI) section, “Role of the Board of Trustees.”

11.

We  have revised the Valuation Procedures to indicate that the fair valuation process is aimed at attempting to determine the approximate price at which the note would be sold in the open market in an arm’s length transaction.  A copy of the revised Valuation Procedures is attached to this memorandum as Attachment A.

12.

We have revised the Valuation Procedures to indicate that the fair valuation process for consumer notes will take into consideration factors that are included in the fair valuation process for restricted securities as indicated in section 5 (iii) of the Valuation Procedures. A copy of the revised Valuation Procedures is attached to this memorandum as Attachment A.

13.

We have revised the Valuation Procedures to indicate that the Funds and the valuation firm will conduct post loan sale assessments to compare the actual loan sale price with the computed fair market value. To the extent that there are any discrepancies between the two prices, the valuation model will be revised to take the loan sale price into consideration. A copy of the revised Valuation Procedures is attached to this memorandum as Attachment A.

14.

A form of the Loan Servicing Agreement is attached to this memorandum as Attachment B.  Section 2.3 of the agreement reflects that the Funds can terminate the loan servicing agreement without cause, upon 90 days notice,  without fee or penalty.

15.

We have revised the prospectus to reflect that one loan originator, Pertuity Inc., is a co-registrant of the offering by virtue of the fact that the Funds anticipate that notes underwritten by Pertuity will constitute greater than 25% of the Funds’ total assets upon the initial offering of the Funds’ shares. The prospectus has also been revised to include risk disclosure language reflecting the fact that the Funds are therefore non-diversified and have co-issuer and non-diversification risk.  We represent that the Funds will amend their prospectuses to reflect additional co-issuers to the extent any loan originator underwrites notes that constitute greater than 25% of the Funds’ total assets. Please see the cover page of the prospectus, the prospectus sections, “Co-Registrant” “Loan Originator Risk” and the cover page of the SAI.

I hope this memorandum is responsive to your questions.  If you need additional information or have additional questions, please feel free to call me at (202) 756-3305.

MAS:js

Attachments

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

www.alston.com

SECURITIES VALUATION PROCEDURES

for

National Retail Funds Trusts

 SECTION l. INTRODUCTION

As provided in the prospectus, each Fund ( "Fund") of the National Retail Funds Trusts (the “Trusts”) calculates its net asset value per share ("NAV") as of the close of the New York Stock Exchange, typically 4:00 p.m., Eastern Time ("Valuation Time") on each business day that the NYSE is open. These Procedures, including the delegation of certain responsibilities by the Board of Trustees (the “Board”) of the Trusts, are adopted in order to ensure that the Funds calculate NAV on a timely and accurate basis.

The Board is responsible for, among other things, determining and monitoring the value of each Fund's assets. The Board has established a Valuation Committee to which it has delegated certain responsibilities in this regard.   In its capacity as fund accountant, Gemini Fund Services, LLC ("Gemini") receives or computes the value of each investment security and other asset held by each Fund and computes the NAV for the Fund by dividing the value of the Fund's assets (less any liabilities) by the total shares of the Fund outstanding. To determine the value of each asset of a Fund, Gemini shall value the Fund's securities and perform certain other calculations in accordance with these Procedures and as directed by the Board.

SECTION 2. VALUATION STANDARDS

(a)  Fund Investments.

(i) Fund investments (hereinafter referred to as "securities") for which market quotations are readily available are to be valued at current market value as of the Valuation Time in accordance with these Procedures.

(ii) Fund securities for which market quotations are not readily available are to be valued at fair value as determined by the Trusts’ Fair Value Committee as of the Valuation Time in accordance with these Procedures ("Fair Value Determinations").

(b)  Other Assets and Liabilities. Other assets (such as receivables and capitalized start-up costs) and liabilities (such as payables and borrowings by a Fund) are to be valued at their book value absent a determination by the Board to value them on another basis.

(c)   Liquidity. The adviser to the Trusts (the “Adviser”), is responsible on an ongoing basis for determining the liquidity of securities. Each Trust has adopted Liquidity Procedures (Appendix A), which are to be read in conjunction with these Procedures. The Funds will maintain a minimum liquidity level of 2% of total assets at all times. The liquid assets will be held in cash or cash equivalents.

SECTION 3. ORDINARY PRICING PROCEDURES

--By Type of Security

(a)  Consumer Notes.    Consumer notes will be valued in accordance with the policies and procedures provided in Section 4(a).

(b) Exchange Traded Securities. Securities traded or dealt in upon one or more securities exchange (whether domestic or foreign and, for purposes of these Procedures, including the National Association of Securities Dealers' Automated Quotation System ("NASDAQ") for which market quotations are readily available and not subject to restrictions against resale shall be valued:

(i)

at the last quoted sales price on the primary securities exchange or, in the absence of a sale,

(ii)

at the last bid on the primary exchange.

(c) Non-Exchange Traded Securities. Securities not traded or dealt in upon any securities exchange for which over-the-counter market quotations are readily available generally shall be valued at the most recent trade price.

(d) Short-term Debt Obligations. Short-term debt obligations with remaining maturities in excess of sixty days are valued at current market prices, as discussed above. Short-term securities with sixty days or less remaining to maturity are, unless conditions indicate otherwise, amortized to maturity based on their cost to a Fund if acquired within sixty days of maturity or, if already held by the Fund on the sixtieth day, based on the value determined on the sixty first day.

(e) Corporate Debt Securities. Corporate debt securities are valued on the basis of valuations provided by dealers in those instruments, by an independent pricing service, approved by the Board, or at fair value. Any such pricing service, in determining value, will use information with respect to transactions in the securities being valued, quotations from dealers, market transactions in comparable securities, analyses and evaluations of various relationships between securities and yield to maturity information.

--Special Situations

(a) Securities Traded on More Than One Exchange. If a security is traded or dealt in on more than one exchange, or on one or more exchange and in the over-the-counter market, quotations from the market in which the security is primarily traded shall be used.

(b) Current Market Value Review. If, in the judgment of the Adviser, the value of a security as determined in accordance with this Section 3 does not represent the fair market value of the security for any reason, the Adviser shall so inform the Fair Value Committee and a meeting of the Board may be called to decide whether or not to make a Fair Value Determination.  No Fair Value Determination shall be made without consideration of any readily available market quotations.

(c) Accounting Requirements. Security purchases and sales shall be reflected no later than one Business Day after the trade. Expenses and income are to be accrued daily and dividend income is to be accrued as of the ex-dividend date.

SECTION 4. FAIR VALUE DETERMINATIONS

(a)  Consumer Notes.

(i)

New loan purchases.  The Funds will purchase new loans from originating institutions at fair value.  Fair value will be determined by pricing of the loan and expected cash flows relative to the overall market. The Funds will use specific loan information (e.g., loan size, stated interest rate, contract payment schedule, expected prepayment rates, expected default rates, collection costs, recovery rates, etc.) in making this determination.  The expected cash flows will be discounted at a rate based on the risk free rate and a risk premium.  The risk free rate is based on the treasury yield and the loan duration.  The risk premium is based on market available data on both secured and unsecured debt and the specific risk factors of the note (FICO scores, debt-to-income ratios, credit inquiries, and tradelines).  The Funds will determine fair value of the notes based on each Fund’s determination of the discounted cash flow value, which represents the value that the Funds believe they could sell the loans for in an arm’s length transaction.  Loans may be purchased at par, a premium, or a discount.

(ii)

Existing loan valuation.  Existing loans will be valued at fair value at the close of each business day.  The fair value process is aimed at attempting to determine the approximate price at which the loan could be sold in the open market in an arm’s length transaction. As there is no exchange for pricing consumer loans, this will be done through a discounting of expected cash flows.  The Funds will establish a fair value for each individual note by assessing changes in the risk free rate, risk premiums, remaining duration of the loan, and changes in projected cash flows. As the loan matures, for example, the treasury yield used to determine the risk free rate will shift from the 24 to 12 to 6 month treasury rate.  In the event of delinquency of any individual loan, the Funds will promptly revise expected cash flows to reflect the new expected cash flows tied to that loan. The discounts applied to loans that fall into delinquency are based on industry historical cure data and Fund performance. For example, a 30 day delinquent loan may have a 50% cure rate and a 60 day delinquent loan may have a 25% cure rate, on average.   The Funds will gather current credit information on delinquent notes on a periodic basis, regardless of the broader credit markets.  Cash flow projections may also be revised based on these updated credit information and/or economic conditions including interest rate changes that affect prepayment risk.  The Funds will assess risk premiums on a monthly basis by reviewing industry information, including Federal Reserve data, which shows credit performance of all the major bank and credit card companies.  The Funds’ valuation company, Doty Scott Enterprises, will assess, on a monthly basis and at the loan level, cash flow variances between expected and actual, and use the results to revise loan level valuation assumptions. If for example, there are higher delinquencies than expected or higher pre-payments than expected, the Funds will revise the loan level cash flow assumptions to reflect the current market experience. This will have a direct impact on fair market value of the loan and therefore the Net Asset Value.  Doty Scott Enterprises is paid a flat annual fee to assist the Fair Value Committee in fair valuing the loan portfolio of the Funds.

(iii)

Role of Loan Originators.  The loan originators will have no influence in determining the cash flow assumptions affecting the Funds’ determination of value.  The loan originators will provide the Funds with the baseline parameters related to each originated and purchased loan, which the Funds will use in  their determination of fair value. These parameters will include size of loan, interest rate, payment schedule, FICO score, and risk factors identified during origination. The Funds may from time to time request additional loan information from the loan originators that they may choose to use, at their discretion, to inform the valuation process. This information may include assumptions built into their respective credit policies.

(b) Other Securities Subject to Fair Value Determinations. Fair Value Determinations are required for the following securities:

(i) securities for which market quotations are insufficient or not readily available at the Valuation Time on a particular Business Day (including securities for which there is a short and temporary lapse in the provision of a price by the regular pricing source),

(ii) securities for which, in the judgment of the Adviser, the prices or values available do not represent the fair value of the instrument. Factors which may cause the Adviser to make such a judgment include, but are not limited to, the following: only a bid price or an asked price is available; the spread between bid and asked prices is substantial; the frequency of sales; the thinness of the market; the size of reported trades; and actions of the securities markets, such as the suspension or limitation of trading; and

(iii) securities determined to be illiquid in accordance with the Liquidity Procedures.

(iv) securities with respect to which an event that will affect the value thereof has occurred (a “significant event”) since the closing prices were established on the principal exchange on which they are traded, but prior to a Fund’s calculation of its net asset value, and

(b) Obligations of the Adviser.

(i) Identification of Need for Fair Value Determinations. Prior to or upon purchasing a security, the Adviser:

(A) shall determine the nature and duration of any restrictions on trading in the security and any rights acquired with the security and

(B) if applicable, shall inform Gemini and the Fair Value Committee that the Adviser believes that there will be insufficient market quotations readily available such that a Fair Value Determination will have to be made.

As soon as the Adviser believes that there are insufficient market quotations readily available or that a significant event has occurred such that a Fair Value Determination will have to be made with respect to a security that is priced (or otherwise would normally be priced) in accordance with Section 3 of these Procedures, it shall so inform Gemini and the Fair Value Committee.

(ii) Recommendations for Fair Value Determinations. When a security for which the Adviser believes a Fair Value Determination will be required is purchased, the Fair Value Committee shall determine a method of valuing or an actual fair value for the security.  Similarly, as soon as the Adviser believes a Fair Value Determination is required for a security that is priced (or otherwise would normally be priced) in accordance with Section 3 of these Procedures, the Fair Value Committee shall determine a method of valuing the security.

(iii) Review of Valuation Methodology. For each security valued by Fair Value Determination, the Fair Value Committee and the Adviser shall monitor the continuing appropriateness of the valuation methodology used with respect to the security. In the event the Adviser believes that the valuation methodology no longer produces a fair value of the security, the Adviser shall immediately notify the Fair Value Committee.

(iv) Quarterly Board Reporting. The Fair Value Committee shall provide the Board at each regularly scheduled meeting of the Board with the following information:

(A) any pricing overrides currently authorized by the Fair Value Committee (see Section 4(c)below);

(B) a list of any securities that have been valued in accordance with a Fair Value Determination by the Fair Value Committee;

(C) a list of all sale prices for securities valued by Fair Value Determination; and

(D) Such other information as the Board deems relevant.

The Adviser shall provide the Board at each regularly scheduled meeting of the Board a list of all illiquid securities and restricted securities held by the Fund and the percentage of the Fund's portfolio represented by illiquid securities and restricted securities (see Section 4 of the Liquidity Procedures);

(c) Fair Valuation Determination Procedures.

In the event a Fund holds or acquires a security for which a Fair Value Determination is required, the Fair Value Committee is authorized to and shall determine the fair value of the security.  The Fair Value Committee shall transmit a "Manual Pricing Sheet" to Gemini as Fund Accounting Agent for each such determination.

At the meeting of the Fair Value Committee called for the purpose of valuing a security, the Fair Value Committee may request that a representative of the Adviser familiar with the security describe to the Fair Value Committee the nature of the security, any circumstances requiring a determination by the Fair Value Committee and the Adviser's recommended methodology for determining the fair value of the security.

(d) Standards For Fair Value Determinations. As a general principle, the "fair value" of a security is the amount that a Fund might reasonably expect to realize upon its current sale. There is no single standard for determining the fair value of a security. Rather, in determining the fair value of a security, the Fair Value Committee shall take into account the relevant factors and surrounding circumstances, which may include: (i) the nature and pricing history (if any) of the security; (ii) whether any dealer quotations for the security are available; (iii) possible valuation methodologies that could be used to determine the fair value of the security; (iv) the recommendation of the portfolio manager of the Fund with respect to the valuation of the security; (v) whether the same or similar securities are held by other Funds managed by the Adviser or other Funds and the method used to price the security in those Funds; (vi) the extent to which the fair value to be determined for the security will result from the use of data or formulae produced by third parties independent of the Adviser; and (vii) the liquidity or illiquidity of the market for the security. Factors identified in 5 (iii) below will also be taken into consideration when determining fair value.

(e) Post Sale Price Assessment. In the event that any loans are sold, the Fair Value Committee and the valuation firm will conduct an assessment of the price of the loan at sale and compare that to the computed fair value. To the extent that there is any discrepancy between the two prices, the Committee and the valuation firm will assess the cause of the discrepancy and make a determination on how to revise the fair market value methodology as a result.

(f) Effectiveness of Fair Value Committee Determinations.

(i) Period of Effectiveness. Determination by the Fair Value Committee that a security held by a Fund should be valued in a particular manner shall be effective for all subsequent calculations of the Fund's NAV until such time as either

(A) the Fund no longer owns the security in question;

(B) a Fair Value Determination is no longer required for the security; or

(C) the Fair Value Committee determines to modify or terminate its prior determination with respect to the security.

(ii) Securities for which a Price Becomes Available. In the event that a Fair Value Determination is no longer required for a security that has been valued by the Fair Value Committee based on such a determination, the security shall be valued in accordance with Section 3.  The change in valuation shall occur upon notice from the Fair Value Committee to Gemini.

(g) Composition, Roles and Responsibilities of the Fair Value Committee:

The Funds’ Fair Value Committee will consist of

(i)

a member of the Audit Committee of the Board of Trustees,

(ii)

a representative of the Funds’ investment adviser, and

(iii)

 the VP & Treasurer of the Fund.

The Fair Value Committee will consult with the Funds’ valuation firm as well as their Administrator, Gemini Fund Services, which will be computing net asset value on a daily basis. The responsibility of the VP & Treasurer and representative of the fund’s investment advisor will be to work directly with the valuation firm on an ongoing basis to review assumptions regarding risk premiums and review credit performance of the note portfolio of each Fund. The Fair Value Committee’s role will be to review, on a monthly basis, all reports generated by the Fund’s valuation firm (e.g. expected versus actual portfolio cash flow reports, delinquency and default reports) and will have the authority to oversee any changes in loan level valuation assumptions. No single member of the Fair Value Committee will have the authority to implement loan level valuation assumptions unless they get approval and consent from one of the other two members of the Committee.

The members of the Fair Value Committee will not have the authority to change the valuation procedures without the consent of the board of trustees. The Fair Value Committee will make presentations to the Board of Trustees on a Quarterly basis to review performance of the portfolio and to discuss and loan level valuation assumptions. It will be the responsibility of the Fair Value Committee to determine whether changes need to be made to the Valuation Procedures or Net Asset Value.  In this event, the Fair Value Committee will not be authorized to make any such changes until, and only until, they have gained approval of the Board of Trustees.

SECTION 5. FAIR VALUE DETERMINATIONS - SPECIAL CIRCUMSTANCES

(a) Restricted Securities.

(i) In determining the fair value of restricted securities, the Adviser shall obtain a valuation based upon the current bid for the restricted security from two or more independent dealers or other parties reasonably familiar with the facts and circumstances of the security (who should take into consideration all relevant factors as may be appropriate under the circumstances).

(ii) If the Adviser is unable to obtain a current bid for a restricted security from such independent dealers or other independent parties, the Fair Value Committee shall determine the fair value of such security.

(iii) The factors which may be considered in valuing a restricted security include, but are not limited to: (A) the type of security; (B) the cost at date of purchase; (C) the size and nature of the Fund's holdings; (D) the discount from market value of unrestricted securities of the same class at the time of purchase and subsequent thereto; (E) information as to any transactions or offers with respect to the security; (F) the nature and duration of restrictions on disposition of the security and the existence of any registration rights; (G) how the yield of the security compares to similar securities of companies of similar or equal creditworthiness; (H) the level of recent trades of similar or comparable securities; (I) the liquidity characteristics of the security; (J) current market conditions; and (K) the market value of any securities into which the security is convertible or exchangeable.

SECTION 6. PRICING ERRORS

The Trusts have adopted Policies for Correction of Pricing Errors (Appendix B), which are to be read in conjunction with these Procedures. Pricing errors result when one or more shareholder transactions in the Fund are processed at an NAV, which is materially inaccurate. These policies provide general guidance in the case of the identification of a pricing error and guidelines for determining materiality.

APPENDIX A

PORTFOLIO SECURITIES VALUATION PROCEDURES

Liquidity Procedures

SECTION 1. LIMITATIONS

As closed-end interval funds, each Trust must periodically meet certain liquidity requirements.  Specifically, from the time a Trust sends a notification of a repurchase offer to shareholders until the repurchase pricing date, a percentage of the Trust’s assets equal to at least 100 percent of the repurchase offer amount must consist of assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which the Trust has valued the investment, within a period of seven days.

SECTION 2. REQUIRED LIQUIDITY DETERMINATIONS

(a) Definition. A security shall be deemed to be liquid if it can be sold or disposed of in the ordinary course of business at approximately the amount at which the security is valued by the Trust, within a period of seven days (the “Prescribed Time”).

(b) Delegation. The Adviser shall make liquidity determinations with respect to each security purchased for a Trust and shall monitor the Trust's holdings to ensure that it complies with these procedures and the Trust's investment policies. The Adviser shall monitor all relevant factors concerning the trading markets for securities held by the Trust to ensure that determinations of liquidity (based on presumptions or otherwise) continue to be appropriate under the circumstances.

(c) Securities Deemed Illiquid. Notwithstanding anything to the contrary, repurchase agreements not entitling the Fund to payment of principal within the Prescribed Time, time deposits in excess of the Prescribed Time, privately issued interest-only and principal-only stripped-asset backed securities, purchased over-the-counter options, and the assets used to cover written over-the counter options shall be deemed to be illiquid. Restricted securities (other than Section 4(2) Commercial Paper), shall be deemed to be illiquid until such time as (i) there is an effective registration statement pertaining to the security or the security may otherwise freely be traded in an established market (including foreign markets) and (ii) the security is deemed liquid by the Adviser.

(d) Presumption of Illiquidity. The consumer notes of the type the Funds primarily intend to purchase shall be presumed to be illiquid unless, pursuant to Section 2(e), the Adviser determines that a note is liquid.

(e) Determination of Liquidity. Restricted securities and consumer notes of the type t he Funds primarily intend to purchase shall be presumed to be illiquid unless the Adviser determines, taking into account all relevant factors, that the security is liquid. Among the factors to be considered by the Adviser are:

(i) the frequency of trades and quotes for the security;

(ii) the number of dealers willing to purchase and sell the security and the number of potential purchasers;

(iii) the number of dealers who undertake to make a market in the security;

(iv) the nature of the security, including whether it is registered or unregistered, and the market place;

(v) whether the security has been rated by a nationally recognized statistical rating organization ("NRSRO");

(vi) the period of time remaining until the maturity of a debt instrument or until the principal amount of a demand instrument can be recovered through demand; and

(vii) the nature of any restrictions on resale.

SECTION 3. SECTION 4(2) COMMERCIAL PAPER

(a) Background.  Pursuant to Section 3(a)(3) under the 1933 Act, commercial paper generally is not subject to registration under the 1933 Act. That section exempts notes with maturities of nine months or less which arise out of a current transaction or the proceeds of which have been or are to be used for current transactions. Certain commercial paper does not meet the requirements of Section 3(a)(3), is sold in "private placements" and, accordingly, is a restricted security ("Section 4(2) Commercial Paper"). The requirements of Sections 2(d) and 2(e) hereof shall not apply to Section 4(2) Commercial Paper.

(b) Presumption of Liquidity. Section 4(2) Commercial Paper shall be deemed to be liquid provided that:

(i) the paper is not traded flat or in default as to principal and interest;

(ii) the paper is rated in one of the two highest rating categories (A) by at least two NRSROs or, if only one NRSRO has rated the paper, by that NRSRO, or (B) is not rated by any NRSRO but is deemed by the Adviser to be of equivalent quality; and

(iii) the Adviser's decision takes into account all relevant factors of the trading market for the specific security.

SECTION 4. MONITORING AND REPORTING

(a) Monitoring Liquidity. The Adviser periodically shall monitor each Fund's securities holdings to determine the liquidity of each issue held. If a liquid security held by the Fund becomes illiquid, the Adviser shall treat the security as an illiquid security and determine whether or not to hold the security taking into account all relevant factors, including the amount of illiquid securities then held by the Fund.

(b) Reporting.  At each regularly scheduled Board meeting the Adviser shall report:

(i) the illiquid securities and restricted securities held by the Fund and the percentage of the Fund's portfolio represented by illiquid securities and restricted securities; and

(ii) whether any restricted security previously deemed liquid by the Adviser has become an illiquid security.

The Adviser also shall report such other information with respect to the Fund's holdings of restricted securities or illiquid securities as may be requested by the Board.

(c) Recordkeeping. The Adviser shall maintain appropriate documentation with respect to their determinations of liquidity to enable the Board and the Securities and Exchange Commission to review the determinations.  Loan documentation and information will be retained by the Fund’s custodian, Fifth Third Bank.

APPENDIX B

NAV ERROR CORRECTION PROCEDURES

Correction Procedures

1.

If the NAV error is less than one half of one percent of the originally computed NAV, a fund should determine whether total fund losses exceeded total fund benefits for the error period. If the fund incurred a net loss, the responsible party (e.g., the adviser, administrator or recordkeeping agent) should reimburse the fund for the net loss. If the fund had a net benefit, no action need be taken; however, such net benefit should not be carried forward to any analyses performed in the future for other NAV errors that may arise.

2.

If the NAV error equals or exceeds one half of one percent of the originally computed NAV, (a) account adjustments should be made to compensate shareholders for shareholder losses, and b) the responsible party should reimburse the fund for fund losses.

a.

With respect to individual shareholder losses, the fund (or responsible party) should pay to individual shareholders any additional redemption proceeds owned and either refund excess subscription monies paid or credit the shareholder account as of the date of the error, for additional shares. Only individual shareholder losses which exceed a de minimis amount of $25 will be made whole.

b.

With respect to fund losses, either the responsible party (or the individual shareholders) should reimburse the fund for the amount of the fund's losses. Note that there is no netting of fund benefits with fund losses where the error equals or exceeds 1 /2 of 1 % of NAV, to the extent fund benefits were paid out by the fund to shareholders as account adjustments.

3.

In the case of an error that fluctuates above and below one half of one percent, individual shareholder adjustments should be effected for those days where the error was equal to or exceeded one half of one percent. With respect to the remaining days, the fund level process described above may be applied.

4.

The process described above should be a comprehensive analysis encompassing all known errors. If there is a subsequent discovery of an error which affects an NAV error period that had previously been corrected in the manner described above, the subsequently discovered error should be analyzed in isolation without taking into consideration the previously corrected error.

5.

On a quarterly basis, the board shall receive a report on all NAV errors. The report, at a minimum, will contain the dates of the error(s), the original and corrected NAVs, the amount of loss or benefit incurred by the Fund, the responsible party, the corrective action taken and whether adjustments were required at the shareholder level.

6.

See Exhibit I for a flow chart of the above procedures.

Definitions

a.

NAV error is defined as one or more errors in the computation of net asset value which, when considered cumulatively, result in a difference between the originally computed NAV and the corrected NAV of at least $0.010 per share. This computation is based upon the actual difference and is not based upon the rounding of NAV to the nearest cent per share.

b.

The NAV error period comprises those days during which an NAV error existed.

c.

Fund loss refers to a situation where a fund has either paid excessive redemption proceeds as a result of an overstatement of net asset value or received insufficient subscription proceeds as a result of an understatement of net asset value. When such a fund loss occurs, the individual shareholders effecting transactions receive a corresponding benefit (a “shareholder benefit”).

d.

Fund benefit refers to a situation where a fund has either paid insufficient redemption proceeds as a result of an understatement of net asset value or received excessive subscription proceeds as a result of an overstatement of net asset value. When such a fund benefit occurs, the individual shareholders effecting transactions suffer a corresponding loss (a "shareholder loss").

LOAN SERVICING AGREEMENT

This Loan Servicing Agreement (“Agreement”), is effective as of _________, 2008 (“Effective Date”) between ______, a ______ corporation,  having its principal place of business at  _____________, and National Retail Funds (NRF), a family of Delaware Trusts, having its principal place of business at 4020 S. 147th Street, Suite 2, Omaha, NE 68137. For convenience, _______and NRF are sometimes referred individually as “Party” or collectively as the “Parties.” This loan servicing agreement may be considered to be a part of the loan sale agreement between the two parties or may be entered into separate from any loan sale agreement.

RECITALS

Whereas, _____________originates and services direct, unsecured Loans to individual borrowers who apply for such loans;

Whereas NRF desires to purchase from __________, certain Consumer Loans originated by ____________ while retaining servicing rights with __________;

Now, therefore, in consideration of the foregoing and the Parties’ Agreement, the receipt and sufficiency of which the Parties acknowledge, ___________ and NRF agree as follows:

AGREEMENT

Administration and Servicing of Loans.

1.1 ___________ will service the Loans purchased by NRF as provided herein. Without limiting the generality of the foregoing, ___________ will be responsible for the following services (the “Services”): (i) administering all borrower billing activities including, but not limited to, resolving billing disputes or inquiries; (ii) receiving and processing payments; (iii) collecting amounts owed; (iv) at the request and approval of NRF, engaging third-party collection agencies to collect delinquent amounts owed; (v) reporting Borrower trade line information to consumer reporting agencies; (vi) maintaining fraud prevention procedures; and (vii) maintaining adequate books and records relating to the Services.

1.2 NRF authorizes ____________ to endorse NRF’s name upon any checks, drafts, money orders or similar instruments payable to NRF that are received by ________ in connection with Loans serviced by ___________.

1.3 ____________ will  provide the Services in compliance with Applicable Laws and generally accepted industry practices.

1.4 ___________ will prepare or cause to be prepared and transmit to NRF those reports that NRF requires as the owner of the Loans which __________will deliver to NRF electronically or as otherwise mutually agreed to.

1.5 _________will implement and maintain physical, electronic and procedural controls and safeguards in compliance with Applicable Laws to protect all information relating to the Loans from unwarranted disclosure. These controls will include, but not be limited to, the maintenance of appropriate safeguards to restrict access to the information to those employees, agents or service providers who need the information to carry out the purpose(s) for which the information is disclosed to ____________. For information disclosed in electronic form, _____________ agrees that the safeguards will include electronic barriers (e.g., “firewalls” or similar barriers) and password protected access to the information. For information disclosed in written form, ___________ agrees that the safeguards will include secured storage.

1.6 __________ will, upon reasonable notice, permit the inspection by NRF’s representatives of the information maintained by __________relating to the Loans purchased by NRF during regular business hours provided NRF reimburses __________for its actual costs in permitting such inspection. Nothing in this subsection may be construed to require ___________ to give access to its facilities, personnel, or data in a manner that unreasonably interferes with _____________operations.

1.7 For these Services, NRF agrees to pay the servicer, ___________, on a periodic basis and as agreed upon ___% of the outstanding loan balances that ___________ will be servicing on behalf of NRF.

  2. Terms and Termination.

2.1 This Agreement will have an initial Term of ________ from the Effective Date (the "Initial Term") and will renew automatically for additional ________Terms (a "Renewal Term") at the conclusion of the Initial Term or any Renewal Term unless either Party provides notice of non-renewal to the other Party at least 90 days prior to the end of the Initial Term or any Renewal Term or this Agreement is otherwise terminated in accordance with this section 2.

2.2  NRF may choose to terminate this Agreement immediately upon written notice to the other Party in any of the following circumstances:

2.2.1 If any representation or warranty made by a Party in this Agreement proves to have been incorrect in any material respect when made and cannot be cured within 1 Calendar Month after written notice has been given;

2.2.2 A Party defaults in the performance of any obligation under this Agreement and fails to cure the default within 1 Calendar Month after written notice has been given;

2.2.3 A Party commences a voluntary case or other proceeding seeking liquidation, reorganization, or other relief with respect to itself or its debts under any bankruptcy, insolvency, receivership, conservatorship or other similar law or seeking the appointment of a trustee, receiver, liquidator, conservator, custodian, or other similar official of it or any substantial part of its property, or consents to any such relief or to the appointment of a trustee, receiver, liquidator, conservator, custodian, or other similar official or to any involuntary case or other proceeding commenced against it, or makes a general assignment for the benefit of creditors, or fails generally to pay its debts as they become due, or takes any corporate action to authorize any of the foregoing; or

2.2.4 An involuntary case or other proceeding is commenced against the Party seeking the Party’s liquidation, reorganization, or other relief with respect to it or its debts under any bankruptcy, insolvency, receivership, conservatorship or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, conservator, custodian, or other similar official of it or any substantial part of its property, and, in the case of NRF, such involuntary case or other proceeding is not dismissed or stayed for a period of 30 days; or an order for relief will be entered against a Party under the federal bankruptcy laws.

2.3 Notwithstanding section 2.1, NRF may choose to terminate this Agreement without cause upon 90 days prior written notice to _____________ and at no penalty or fee to NRF.

2.4 The termination of this Agreement will not discharge any Party from any obligation incurred prior to such termination, including any obligation with respect to Loans sold prior to such termination. No termination or rejection or failure to assume the executory obligations of this Agreement in a bankruptcy by either Party will be deemed to impair or affect the obligations pertaining to any executed Qualified Loan sale.

3. Confidentiality.

3.1 Confidential Information will be used by each Party solely in the performance of its obligations under this Agreement. Except as required by Applicable Laws, a Regulatory Authority or legal process, a Party (the “Restricted Party”) will not disclose Confidential Information to third parties; provided, however, that the Restricted Party may disclose Confidential Information: (i) to its Affiliates, employees and agents or representatives for the sole purpose of fulfilling such Party’s obligations under this Agreement; or (ii) to a Party’s auditors, accountants and other professional advisors. Confidential Information will not include information that: (i) is generally available to the public; has become publicly known, without the fault of the Party seeking to disclose such information (the “Disclosing Party”); or (ii) was otherwise known by, or available to, the Disclosing Party prior to entering into this Agreement.

3.2 Upon request, or upon the termination of this Agreement, each Party will return to the other Party all Confidential Information of the other Party in its possession; provided, however, that a Party may maintain in its possession all such Confidential Information required to be maintained under Applicable Laws relating to the retention of records for the period of time required by law.

3.3 Each Party will require its subcontractors having access to Confidential Information to agree, in writing, to be bound by the provisions of this section 11 prior to disclosure of any Confidential Information to such subcontractors. Each Party will keep and maintain such protective agreements and will promptly provide the other Party with copies of the relevant portions of such agreements upon request.

3.4 In the event that a Restricted Party is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, the Restricted Party will provide the Disclosing Party with prompt notice of such request(s) to permit the Disclosing Party to seek a protective order or other remedy and/or to waive the Restricted Party’s compliance with the provisions of this Agreement. In the event that the other Party does not seek a protective order or other remedy, or the Disclosing Party’s petition for such order is denied, or the Disclosing Party grants a waiver, the Restricted Party may furnish only that portion of the Confidential Information that the Restricted Party is legally compelled to disclose.

3.5 The terms of this section 3 will survive the expiration or earlier termination of this Agreement.

3. Indemnification.

3.1 _________agrees to indemnify and hold NRF and its officers, directors, members, employees, representatives, shareholders, agents, Affiliates and attorneys harmless from and against any and all claims, actions, liability, judgments, damages, costs and expenses, including reasonable attorneys’ fees (“Losses”), that may arise from: (i) _________ gross negligence, willful misconduct or breach of any ___________obligation or undertaking in this Agreement; or (ii) ___________violation of Applicable Laws.

3.2 NRF agrees to indemnify and hold ___________and its officers, directors, members, employees, representatives, shareholders, agents, Affiliates and attorneys harmless from and against any and all claims, actions, and Losses that may arise from: (i) NRF’s gross negligence, willful misconduct or breach of any _________ obligation or undertaking in this Agreement; or (ii) NRF’s violation of Applicable Laws.

3.3 Any Indemnified Party seeking indemnification hereunder must promptly notify the Indemnifying Party, in writing, of any notice of the assertion by any third-party of any claim or of the commencement by any third-party of any legal or regulatory proceeding, arbitration or action, or if the Indemnified Party determines the existence any such claim or the commencement by any third-party of any such legal or regulatory proceeding, arbitration or action, whether or not asserted or initiated, in any case with respect to which the Indemnifying Party is or may be obligated to provide indemnification (an “Indemnifiable Claim”). The notice must specify in reasonable detail the nature of the Loss, and, if known, the amount or an estimate of the amount of the Loss; provided, however, that failure to promptly give such notice will only limit the liability of the Indemnifying Party to the extent of the resulting actual prejudice, if any, suffered by such Indemnifying Party as a result of such failure. The Indemnified Party will provide to the Indemnifying Party as promptly as practicable thereafter information and documentation reasonably requested by such Indemnifying Party to defend against the claim asserted.

12.4 The Indemnifying Party will have 30 days after receipt of any notification of an Indemnifiable Claim (a “Claim Notice”) to undertake, conduct and control, through counsel of its own choosing, and at its own expense, the settlement or defense of the Claim. The Indemnified Party will cooperate with the Indemnifying Party if such cooperation is requested and the request is reasonable; provided that the Indemnifying Party will hold the Indemnified Party harmless from all its out-of-pocket expenses, including reasonable attorneys’ fees incurred in connection with the Indemnified Party’s cooperation. If the Indemnifying Party assumes responsibility for the settlement or defense of any such Claim, then:

3.4.1 The Indemnifying Party will permit the Indemnified Party to participate in such settlement or defense through counsel chosen by the Indemnified Party (subject to the consent of the Indemnifying Party, which consent will not be unreasonably withheld); provided, however, that, other than in the event of a conflict of interest requiring the retention of separate counsel, the fees and expenses of such separate counsel will not be borne by the Indemnifying Party; and

3.4.2 The Indemnifying Party will not settle any Indemnifiable Claim without the Indemnified Party’s consent, which consent will not be unreasonably withheld. So long as the Indemnifying Party is vigorously contesting any such Indemnifiable Claim in good faith, the Indemnified Party will not pay or settle such claim without the Indemnifying Party’s consent, which consent will not be unreasonably withheld.

3.5 If the Indemnifying Party does not notify the Indemnified Party within 30 days after receipt of the Claim Notice that it elects to undertake the defense of the Indemnifiable Claim described therein, or if the Indemnifying Party fails to contest vigorously any Indemnifiable Claim, the Indemnified Party may, upon notice to the Indemnifying Party, contest, settle or compromise the Indemnifiable Claim in the exercise of its reasonable discretion. No action taken by the Indemnified Party pursuant to this subsection 12.5 will deprive the Indemnified Party of its right to indemnification pursuant to this section 12.

3.6 The terms of this section 12 will survive the expiration or earlier termination of this Agreement.

4. Arbitration.

4.1 The Parties agree to resolve all disputes arising under this Agreement or relating to the Loans by agreement or binding arbitration under the following process:

4.1.1 The Parties will seek a fair and prompt negotiated resolution within 15 Business Days of notice of a dispute provided by one Party to the other Party, or such longer period of time mutually agreed to by the Parties;

4.1.2 If the Parties do not reach a mutually satisfactory agreed-up resolution within the period provided for in subparagraph 13.1.1, the dispute will be resolved by binding arbitration conducted in accordance with the then effective American Arbitration Association (“AAA”) Commercial Arbitration Rules, as modified in this Agreement.

4.1.3 Under any arbitration initiated under this section 13, each Party will select an arbitrator, and the arbitrators selected by the Parties will select a third arbitrator. The 3 arbitrators will conduct the arbitration between the Parties. Each of the arbitrators must be an attorney with at least 10 years experience in commercial law.

4.1.4 The arbitrators selected will determine whether a claim arises under this Agreement or relates to the Loans.

4.1.5 The Parties confirm their understanding that by agreeing to arbitrate any dispute, they give up their right to have any dispute decided in court by a judge or jury.

4.2 Any arbitration initiated under this section will be conducted in __________.

4.3 The arbitrators will take such steps as may be necessary to hold a private hearing within 90 calendar days of the initial demand for arbitration by any Party and to conclude the hearing within 5 Business Days. The arbitrators’ decision, which must be in writing, will be issued within 15 Business Days following the hearing. The Parties have included these time limits in order to expedite the proceeding, but these time limits are not jurisdictional, and the arbitrators may, for good cause, afford or permit reasonable extensions or delays, which will not affect the validity of the decision or award. The written decision of the arbitrators will contain a brief statement of the claim(s) determined, the award made on each claim and the reasons for the disposition of each claim. The arbitrators may not award punitive damages in any arbitration initiated under this Agreement. Absent fraud, collusion or willful misconduct by the arbitrators, the award will be final and judgment may be entered in any court having jurisdiction over the Parties.

4.4 In making their decision and award, the arbitrators will apply substantive federal and Delaware law, as applicable. All statutes of limitations which would otherwise be applicable will apply to any arbitration proceeding hereunder.

4.5 The terms of this section will survive the expiration or earlier termination of this Agreement.

5. Assignment. This Agreement and the rights and obligations created under it will be binding upon and inure solely to the benefit of the Parties and their respective successors, and permitted assigns. The Parties may not assign any of their respective rights and obligations under this Agreement without the prior written consent of the other Party.

6. Third-Party Beneficiaries. Nothing contained herein will be construed as creating a third-party beneficiary relationship between either Party and any other Person.

7. Proprietary Materials. Each Party grants to the other a non-exclusive right and license to use and reproduce the granting Party’s name, logo, registered trademarks and service marks (collectively “Proprietary Material”) on periodic statements and as otherwise necessary to fulfill each Party’s obligations under this Agreement; provided, however, that: (i) each Party will at all times comply with written instructions provided by the other Party regarding the use of the Proprietary Material of the other Party; and (ii) each Party acknowledges that, except as specifically provided in this Agreement, it will acquire no interest in the Proprietary Material of the other Party. Upon termination of this Agreement, each Party will cease using the Proprietary Material of the other Party, except as necessary to fulfill any continuing obligations under this Agreement following termination.

8. Notices. All notices and other communications that are required or may be given in connection with this Agreement will be in writing and will be deemed received when: (i) delivered by hand; (ii) transmitted by facsimile or e-mail with receipt confirmed; or (iii) 3 Business Days after the date of mailing to the other party, first-class mail postage prepaid, at the following addresses, or such other addresses as either Party may specify:

Address: ________________________

____________________________________

____________________________________

E-mail Address: ______________________

Telephone: __________________________

Facsimile: ___________________________

NRF Address: ________________________

____________________________________

____________________________________

E-mail Address: ______________________

Telephone: __________________________

Facsimile: ___________________________

9. Relationship of Parties. This Agreement is not intended to create, does not create and should not be construed to create, a relationship of partner or joint venturer or any association for profit between and among ____________ and NRF.

10. Force Majeure. If any Party will be unable to carry any part of its obligations under this Agreement by reason of a Force Majeure Event, the performance of that Party’s obligations under this Agreement, to the extent they are affected by the Force Majeure Event, will be excused during the continuance of the Event. A “Force Majeure Event” means an unanticipated event that is not within the reasonable control of the affected Party or its subcontractors (including, but not limited to, acts of God, acts of governmental authorities, strikes, war, riot and any other causes of such nature), and which by exercise of reasonable due diligence, the affected Party, or its subcontractors, could not reasonably have been expected to avoid or overcome. A Party rendered unable to fulfill any of its obligations under this Agreement by reason of a Force Majeure Event will give prompt notice of such fact to the other Party.

11. Expenses. Each Party will bear the costs and expenses of performing its obligations under this Agreement, unless expressly provided otherwise. Each Party will be responsible for payment of any federal, state, or local taxes or assessments associated with the performance of its obligations under this Agreement and for compliance with all filing, registration and other requirements with regard thereto.

12. Examination and Inspection. Each Party agrees to submit to any examination that may be required by a Regulatory Authority having jurisdiction over the other Party, during regular business hours and upon reasonable prior notice. Each Party, upon reasonable prior notice from the other Party, agrees to submit to an inspection of its books, records, accounts, and facilities relevant to the Program, during regular business hours subject to each Parties’ privacy and information security obligations concerning borrower Loan files. All expenses of inspection will be borne by the Party conducting the inspection.

13. Governing Law. Except as preempted or controlled by federal law, this Agreement will be interpreted and construed in accordance with the laws of the State of Delaware, without giving effect to the rules, policies, or principles thereof with respect to conflicts of laws.

14. Manner of Payments. All payments under this Agreement will be made by wire or other transfer in immediately available funds to the accounts designated by Parties.

15. Entire Agreement. This Agreement, including Addenda and Exhibits, constitutes the entire agreement between the Parties with respect to the subject matter thereof, and supersedes any prior or contemporaneous negotiations or oral or written agreements with regard to the same subject matter.

16. Amendment and Waiver. This Agreement may not be amended orally, but only by a written instrument signed by the Parties. The failure of any Party to require the performance of any term of this Agreement or the waiver by any Party of any default under this Agreement will not prevent a subsequent enforcement of such term and will not be deemed a waiver of any subsequent breach. All waivers must be in writing and signed by the Party against whom the waiver is to be enforced.

17. Severability. Any provision of this Agreement which is deemed invalid, illegal or unenforceable in any jurisdiction, shall, as to that jurisdiction only, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting the validity or enforceability of the remaining portions in that jurisdiction.

18. Interpretation. The Parties acknowledge that each Party and its counsel have reviewed and revised this Agreement and that the general rule of construction that ambiguities are resolved against the drafting Party will not be employed in the interpretation of this Agreement, or any amendments, and the same will be given a reasonable interpretation in accordance with the plain meaning of its terms and the intent of the Parties.

19. Headings. Captions and headings in this Agreement are for convenience only, and are not to be deemed part of this Agreement.

20. Counterparts. This Agreement may be executed and delivered by the Parties in any number of counterparts, and by different parties on separate counterparts, each of which will be deemed an original and all of which, taken together, will constitute one instrument.

In witness, whereof, the Parties have caused this Agreement to be executed by their duly authorized officers as of the date first written above.

Company Name:_______________

National Retail Funds

By: _________________________

By: _________________________

Name:_______________________

Name:_______________________

Title:________________________

Title:________________________

Date: _______________, 2008

Date: ________________, 2008